FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JOHAN[redacted]
PARTNI
JGABEL

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

07023320

May 2, 2007

SEC MAIL PROCESSING RECEIVED MAY 07 2007 WASH, D.C. 185 SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

dlw 5/10

45860311.1

FILE NO. 82-3907

Open for new horizons.

Vienna International Airport

Flughafen Wien AG acquires stake in Bodensee-Airport Friedrichshafen

The evaluation of a possible acquisition was announced at the start of the year, and now the results are official: Flughafen Wien AG will acquire a stake in Flughafen Friedrichshafen GmbH in connection with a capital increase. The contract was signed this afternoon at a ceremony in Friedrichshafen, after the cartel authorities in Germany and Austria had approved the transaction.

Flughafen Wien AG (FWAG) will invest EUR 7.5 million for a 25.15% stake in Flughafen Friedrichshafen GmbH, and thereby become the largest single shareholder in the fourth largest regional airport in Germany. Public authorities still hold the majority of shares: the district of Bodenseekreis and the city of Friedrichshafen each own 14.38%, the province of Baden-Württemberg 12.44% and Technische Werke Friedrichshafen GmbH 8.92%. The remaining shares are held by ZF Friedrichshafen AG, Luftschiffbau Zeppelin GmbH, IHK Bodensee-Oberschwaben, Dornier GmbH and MTU Friedrichshafen GmbH.

Hans Weiss, Managing Director of Flughafen Friedrichshafen GmbH, expressed his satisfaction with the development and outcome of negotiations: "Our discussions were very efficient and constructive – only six months passed from the first contact to the signing of the agreement." For Flughafen Wien AG, the investment in Bodensee-Airport Friedrichshafen represents a strategic step with significant potential, indicated Herbert Kaufmann, member and speaker of the Management Board. "Two-digit growth rates, a dynamic local economy and an attractive tourism region provide an excellent foundation for this investment", commented Kaufmann. After Malta and Kosice, Friedrichshafen is the third international investment acquired by FWAG.

Bodensee-Airport Friedrichshafen:

Bodensee-Airport Friedrichshafen is located at the crossroads of Germany, Austria and Switzerland, and offers direct flights to 29 destinations and indirect connections to 180 cities. More than 650,000 passengers used the airport in 2006, with 63.3% taking scheduled flights and 32.5% using the charter offering. The high technical standards also make it possible to continue flights under low visibility or poor weather conditions (CAT IIIb).

More information is available under www.fly-away.de

FILE NO. 82-3907

Vienna International Airport:

Vienna International Airport is located 16 km southeast of the Austrian capital of Vienna, and has established a position as an attractive hub to Western and Eastern Europe. In 2006 64 scheduled airlines included Vienna in their flight plans to a total of 176 destinations throughout the world. Vienna International Airport handled nearly 16.9 million passengers on a total of 237,490 take-offs and landings during the past year, and was also able to expand its position as an east-west hub for European air travel. Vienna ranks among the leading airports in Europe with 45 destinations across Eastern Europe, and profited from an 8.0% increase in the number of passengers travelling to this region in 2006.

FWAG acquired 66% of the shares in Kosice Airport, the second largest airport in Slovakia, together with the TwoOne Consortium in October 2006. In addition, FWAG holds an investment of 10.1% in Malta Airport through a wholly owned subsidiary as well as a 40% stake through the MMLC Consortium, in which FWAG owns a share of 57%.

More information is available under www.viennaairport.com

For additional information contact:

Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007-22399

21/07 ... KA/BP ... 2. Mai 2007

END